One Corporate Center Rye, NY 10580-1422 t 914.921.7724 GABELLI.COM

August 11, 2017

VIA EDGAR Kenneth Ellington Staff Accountant Division of Investment Management Disclosure Review Office Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

RE:	Gabelli Closed-End Funds

Dear Mr. Ellington:

Thank you for your oral comments provided June 26, 2017 regarding your Sarbanes-Oxley review of the 2016 annual reports (the “Annual Reports”) for the Gabelli closed-end funds listed on Annex A attached hereto (the “Funds”) provided to counsel for the Funds. The Funds have considered your comments and authorized us to respond on their behalf as set forth below. Your oral comments are summarized in bold, followed by the Funds’ responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Annual Report(s).

* * * * * * *

One Corporate Center Rye, NY 10580-1422 t 914.921.7724 GABELLI.COM

Comments and Responses

1.	The accountant’s report on internal control filed as an exhibit to each Fund’s Form N-SAR on March 1, 2017 does not indicate the city and state where the accounting firm is located. Please confirm that the report retained in each Fund’s books and records indicates the city and state where the accounting firm is located. In future filings, please confirm that the copy of the report filed with Form N-SAR includes the city and state where the accounting firm is located.

Each referenced accountant’s report on internal control retained in each Fund’s books and records does not indicate the city and state where the accounting firm is located. The Funds confirm that they will endeavor to ensure that copies of future such reports retained in their books and records and filed with their Form N-SARs will include the city and state where the accounting firm is located.

2.	In the Schedule of Investments for The Gabelli Equity Trust Inc. (“GAB”), please disclose investments in common stocks of closed-end funds and other investment companies separately from other common stock investments. See Article 12-12(2) of Regulation S-X.

GAB confirms that it will separately disclose investments in common stocks of closed-end funds and other investment companies in future shareholder reports.

3.	Please confirm whether any of the Funds had open payables to officers or trustees/directors as of December 31, 2016. Please confirm that the Funds will disclose any such open payables separately in the Statement of Assets and Liabilities in future filings. See Article 6-04(12) of Regulation S-X.

The Funds confirm that they had open payables to officers as of December 31, 2016. The Funds’ open payables were disclosed separately in their Statements of Assets and Liabilities in the line item “Payable for payroll expenses.” The Funds confirm that they will continue to disclose any such payables separately on their balance sheets.

4.	In the Statement of Assets and Liabilities for GAB, the line item for “Payable for Auction Agent Fees” has remained outstanding and unchanged since 2011. Please describe the settlement terms of this payable. Also, please explain why no disclosure related to this payable is included in the financial statements.

The amount in the line item “Payable for Auction Agent Fees” in the Statement of Assets and Liabilities for GAB represents the amount of auction agent fees accrued following the time when auctions of GAB’s auction rate preferred shares (“ARPS”) began failing in February 2008 through August 2011. GAB suspended payments to the broker-dealers that no longer supported the weekly auction process, but continued to accrue the auction agent fees that would have been payable had the failed auctions occurred, as there was uncertainty about

One Corporate Center Rye, NY 10580-1422 t 914.921.7724 GABELLI.COM

whether the auction agents were still entitled to their fees even though the auctions were failing. The Board of Directors (“Board”) has determined that as the ARPS are redeemed by GAB, the corresponding payable should be written off. The Board continues to monitor the accrual and will take further action as necessary. GAB’s future shareholder reports will clarify that the line item for “Payable for Auction Agent Fees” represents auction agent fees accrued for those earlier fiscal periods and not for the period covered by the shareholder report.

5.	The Statements of Operations for The Gabelli Convertible and Income Securities Fund Inc. (“GCV”) and The Gabelli Global Utility & Income Trust (“GLU”) indicate a reimbursement for custody fees, and the notes accompanying the Financial Highlights indicate that this was a one-time reimbursement of custody expenses paid in prior years. In future filings, please include additional disclosure regarding any such reimbursements in the Notes to Financial Statements as well.

If the Funds receive any comparable reimbursements in the future, they will include additional disclosure about such reimbursements in the Notes to Financial Statements. GCV and GLU supplementally inform the staff that this reimbursement was related to certain expenses that its custodian overcharged them and many other investment company clients over a period of many years.

6.	We note that portions of GLU’s distributions for the year were characterized as returns of capital. Please confirm that GLU complied with the shareholder notification requirements contained in Rule 19a-1 under the Investment Company Act of 1940 (the “1940 Act”).

GLU confirms it has complied with the shareholder notification requirements contained in Rule 19a-1 under the 1940 Act.

* * * * * * *

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (914) 921-7724. Thank you.

Sincerely,

/s/ Andrea R. Mango

Andrea R. Mango

Secretary

One Corporate Center Rye, NY 10580-1422 t 914.921.7724 GABELLI.COM

Annex A

Registration Number	Fund
811-05715	The Gabelli Convertible and Income Securities Fund Inc.
811-04700	The Gabelli Equity Trust Inc.
811-21529	The Gabelli Global Utility & Income Trust